SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                October 10, 2001

                     Cambridge Antibody Technology Group PLC
                 (Translation of Registrant's Name Into English)

          The Science Park, Melbourn, Cambridgeshire, SG8 6JJ, England
                    (Address of Principal Executive Offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F  X Form 40-F _____


         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes _____                            No  X


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.


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                                   SCHEDULE 5
                         BLOCKLISTING SIX MONTHLY RETURN

1.      Name of company
        Cambridge Antibody Technology

2.      Name of scheme
        (a) Cambridge Antibody Technology Share Option Scheme
        (b) Cambridge Antibody Technology AESOP Scheme
        (c) Shares issued to Non Executive Directors

3.      Period of return:
        From 1 October 2000 to 30 September 2001

4. Number and class of share(s) (amount of stock/debt security) not issued under scheme
        741,205

5.      Number of shares issued/allotted under schedule during period
        (a) 362,673
        (b) 13,230
        (c) 13,336 (includes 1,142 shares issued to Non Executive Directors in 1999 not previously disclosed)

6.       Balance under scheme not yet issued/allotted at end of period
         351,966

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission 22,136,251 10p Ordinary shares 25 March 1997

Please confirm total number of shares in issue at the end of the period in order for us to update our records.

35,455,465

Contact for queries: Diane Mellett

Address: CAT Group plc, The Science Park, Melbourn, Cambridgeshire SG8 6JJ

Name: Diane Mellett. Company Secretary

Telephone: 01763 263233




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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     Cambridge Antibody Technology Group PLC

         Date 10 October 2001        By  /s/ Diane Mellett
              ---------------            --------------------------------------

                                     Name:    Diane Mellett

                                     Title:   General Counsel







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